UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNO THERAPEUTICS, INC.

 (Name of Subject Company (Issuer))

BLUE MAGPIE CORPORATION

(Offeror)

A Wholly-Owned Subsidiary of

CELGENE CORPORATION

(Parent of Offeror)

 (Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

48205A 10 9

 (CUSIP Number of Class of Securities)

Mark J. Alles

Chief Executive Officer

 Celgene Corporation

86 Morris Avenue

 Summit, New Jersey 07901

(908) 673-9000

(Name, address, and telephone numbers of person authorized

 to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Cantone, Esq.

Daniel I. Ganitsky, Esq.

 Michael E. Ellis, Esq.

Proskauer Rose LLP

 Eleven Times Square

New York, New York 10036

 (212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,412,756,548	$1,171,888.19

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 108,192,604 shares of common stock, $0.0001 par value per share (the “Shares”), of Juno Therapeutics, Inc. (“Juno”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 104,136,136 Shares outstanding (excluding Shares (A) owned by Celgene Corporation (“Celgene”), Blue Magpie Corporation (“Purchaser”) or any other direct or indirect wholly-owned subsidiary of Celgene, (B) owned by Juno (including Shares held in treasury) and (C) constituting unvested restricted stock) and (ii) (A) 3,722,230 Shares issuable upon the exercise of outstanding options exercisable prior to March 2, 2018, (B) 269,385 Shares underlying unvested restricted stock units that vest prior to March 2, 2018 and (C) 64,853 Shares of unvested restricted stock that vest prior to March 2, 2018), multiplied by (b) the offer price of $87.00 per Share. The foregoing share figures have been provided by Juno to Celgene and Purchaser and are as of January 26, 2018, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $124.50 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,171,888.19	Filing Party:	Celgene Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	February 2, 2018
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

2

CUSIP No. 48205A 10 9

1	Name of reporting person: CELGENE CORPORATION
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 11,109,160
	9	Sole dispositive power -0-
	10	Shared dispositive power 11,109,160
11	Aggregate amount beneficially owned by each reporting person 11,109,160
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.7%
14	Type of reporting person CO

1

This Amendment No. 1 to the combined Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D amendment filed under cover of Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on February 2, 2018 (the “Schedule TO”), and relates to the offer by Blue Magpie Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Juno Therapeutics, Inc., a Delaware corporation (“Juno”) (other than any Shares owned at the commencement of the Offer (as defined below) by (i) Celgene, Purchaser or any other direct or indirect wholly-owned subsidiary of Celgene and (ii) Juno (or held in Juno’s treasury)) at a price of $87.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes in accordance with the Merger Agreement (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2018 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented herein. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item	1. Summary Term Sheet.

“Item 1. Summary Term Sheet” of the Schedule TO and the information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is hereby amended and supplemented by amending and restating the second full bullet point starting on page 3 as follows:

“●	It is not expected that there will be a “subsequent offering period.” However, the Merger Agreement provides that we may, with prior written consent of Juno, provide for a “subsequent offering period” (within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Subject to the terms and conditions of the Merger Agreement and the Offer, Purchaser will immediately accept for payment, and pay for, all Shares that are validly tendered during any “subsequent offering period” promptly (within the meaning of Section 14e-1(c) under the Exchange Act) after any such Shares are validly tendered during such “subsequent offering period.” A “subsequent offering period” is different from an extension of the Offer. During a “subsequent offering period,” we would immediately accept and promptly pay for all Shares validly tendered and you would not be able to withdraw any of the Shares that you had already tendered. You also would not be able to withdraw any of the Shares that you tender during the “subsequent offering period.” Purchaser will have or obtain on a timely basis the funds necessary to pay for any Shares that Purchaser becomes obligated to purchase during any “subsequent offering period.” The Offer Price payable in respect of each Share that is validly tendered during any “subsequent offering period” will be paid in cash, without interest and subject to any withholding of taxes in accordance with the Merger Agreement. See “The Tender Offer—Section 1. Terms of the Offer.””

2

Item 3.	Identity and Background of Filing Person.

“Item 3. Identity and Background of Filing Person” of the Schedule TO and the information set forth in the Offer to Purchase in “The Tender Offer—Section 9. Certain Information Concerning Purchaser and Celgene” is hereby amended and supplemented as follows:

“Pursuant to the Voting and Standstill Agreement, Celgene has the right, subject to certain conditions, to designate one nominee for election to the Juno Board. In April 2017, Celgene nominated and Juno appointed Dr. Rupert Vessey as Celgene’s designated director. Previously, Dr. Thomas O. Daniel had been the Celgene designee, and after retiring from Celgene, he remained on the Juno Board as a director. Dr. Vessey is Celgene’s President, Research and Early Development. In addition, Celgene beneficially owns 9.7% of Juno’s outstanding Shares. By virtue of Celgene’s relationship with Dr. Vessey and Dr. Daniel, Celgene’s beneficial ownership of Juno Shares, as well as the arrangements discussed in “Special Factors—Section 10. Certain Agreements between Celgene and its Affiliates and Juno” in this Offer to Purchase, each of Purchaser and Celgene may be deemed to be affiliates of Juno.”

Item 4.	Terms of the Transaction.

“Item 4. Terms of the Transaction” of the Schedule TO and the information set forth in the Offer to Purchase in “The Tender Offer—Section 1. Terms of the Offer” is hereby amended and supplemented by amending and restating the fourth full paragraph of such section on page 56 as follows:

“It is not expected that there will be a “subsequent offering period.” However, the Merger Agreement provides that we may, with prior written consent of Juno, provide for a “subsequent offering period” (within the meaning of Rule 14d-11 under the Exchange Act). Subject to the terms and conditions of the Merger Agreement and the Offer, Purchaser will immediately accept for payment, and pay for, all Shares that are validly tendered during any “subsequent offering period” promptly (within the meaning of Section 14e-1(c) under the Exchange Act) after any such Shares are validly tendered during such “subsequent offering period.” A “subsequent offering period” is different from an extension of the Offer. During a “subsequent offering period,” we would immediately accept and promptly pay for all Shares validly tendered and you would not be able to withdraw any of the Shares that you had already tendered. You also would not be able to withdraw any of the Shares that you tender during the “subsequent offering period.” Purchaser will have or obtain on a timely basis the funds necessary to pay for any Shares that Purchaser becomes obligated to purchase during any “subsequent offering period.” The Offer Price payable in respect of each Share that is validly tendered during any “subsequent offering period” will be paid in cash, without interest and subject to any withholding of taxes in accordance with the Merger Agreement.”

3

Item 7.	Source and Amount of Funds or Other Consideration.

“Item 7. Source and Amount of Funds or Other Consideration” of the Schedule TO and the information set forth in “The Tender Offer—Section 10. Sources and Amount of Funds” in the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Celgene will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger, including the related fees and expenses. We estimate that the total amount of funds necessary to purchase all outstanding Shares (other than Company-Owned Shares and Celgene-Owned Shares) and other equity-based interests of Juno pursuant to the Offer and the Merger, including the related fees and expenses, will be up to approximately $10,000,000,000.

Celgene intends to finance the acquisition of Shares in the Offer and Merger through (i) its cash on hand and (ii) proceeds from its unsecured senior notes offering launched on February 8, 2018 (the “Senior Notes Offering”). No alternative financing plans exist.

On February 8, 2018, Celgene launched the Senior Notes Offering, an underwritten public offering of $4,500,000,000 of its senior notes which is expected to close on February 20, 2018. The Senior Notes Offering consisted of $500,000,000 aggregate principal amount of 2.875% Senior Notes due 2021, $1,000,000,000 aggregate principal amount of 3.250% Senior Notes due 2023, $1,500,000,000 aggregate principal amount 3.900% Senior Notes due 2028 and $1,500,000,000 aggregate principal amount 4.550% Senior Notes due 2048. Celgene intends to use the net proceeds from the Senior Notes Offering to finance the acquisition of a portion of the Shares in the Offer and Merger.

The Senior Notes Offering is subject to customary closing conditions, including the delivery of the indenture governing the notes, customary legal opinions, customary "comfort" letters and other customary closing certificates, corporate authorizations and resolutions, and a reaffirmation of the representations and warranties set forth in the underwriting agreement. In addition, it is a condition to closing that since the date of the underwriting agreement, there shall not have occurred any downgrading in the rating accorded to Celgene or any of its securities and that no material development in the condition of Celgene has occurred that would make it impracticable to market the notes.

The Senior Notes Offering is not conditioned upon the completion of the Offer or the Merger, but, in the event that the Offer is not consummated by November 20, 2018, the Merger Agreement is terminated or Celgene determines, in its reasonable judgment, that the Merger will not occur, Celgene will be required to redeem the Senior Notes, in whole but not in part, at a redemption price equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest on such notes to the date of redemption.

There is no financing condition to the Offer. The financial condition of neither Celgene nor Purchaser is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares (other than any Celgene-Owned Shares and any Company-Owned Shares) solely for cash, (ii) the Offer is not subject to any financing condition, and (iii) if we consummate the Offer, we will acquire all remaining Shares (other than any Celgene-Owned Shares, Company-Owned Shares and Dissenting Shares) for the same cash price in the Merger.”

4

Item 11.	Additional Information.

“Item 11. Additional Information” of the Schedule TO and the information set forth in the Offer to Purchase in “The Tender Offer—Section 13. Certain Legal Matters” is hereby amended and supplemented by adding the following disclosure:

“Litigation. On February 13, 2018, an alleged stockholder of Juno filed a purported class action lawsuit against Juno, its directors, Celgene and Purchaser in the United States District Court for the Western District of Washington, captioned Amardeep Sembhi v. Juno Therapeutics, Inc., et al., Case No. 2:18-cv-00229. The complaint alleges that all defendants, including Celgene and Purchaser, violated Section 14(e) of the Exchange Act because the Schedule 14D-9 is materially deficient, and alleges that Juno’s directors breached their fiduciary duties and violated Section 20(a) of the Exchange Act by (a) selling Juno to Celgene in an unfair process for an unfair price and (b) filing a materially deficient Schedule 14D-9. The complaint seeks, among other things, (i) injunctive relief preventing the consummation of the Offer or (ii) rescissory damages or rescission in the event the Offer is consummated.”

Item 12.	Exhibits.

“Item 12. Exhibits” of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated February 2, 2018

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Summary Newspaper Advertisement as published in the New York Times on February 2, 2018

(a)(5)(A)	Investor Presentation presented on Celgene Investor Conference Call on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)

(a)(5)(B)	Joint Press Release issued by Celgene and Juno on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)

5

(a)(5)(C)	Transcript of Investor Conference Call with Investors of Celgene held on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)

(a)(5)(D)	Slide Presented at Juno Employee Meeting (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 23, 2018)

(a)(5)(E)	Email from Celgene CEO to Juno Employees (incorporated by reference to Exhibit 99.2 to Celgene’s Schedule TO-C filed on January 23, 2018)

(a)(5)(F)	Excerpt from Celgene’s Fourth Quarter and Full-Year 2017 Earnings Release (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 25, 2018)

(a)(5)(G)*	Press Release issued by Celgene on February 2, 2018

(a)(5)(J)	Underwriting Agreement, dated as of February 8, 2018, among Celgene, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of several Underwriters named therein (incorporated by reference to Exhibit 1.1 to Celgene’s Form 8-K filed on February 9, 2018)

(d)(1)	Agreement and Plan of Merger, dated as of January 21, 2018, by and among Purchaser, Celgene and Juno (incorporated by reference to Exhibit 2.1 to Celgene’s Current Report on Form 8-K filed on January 22, 2018)

(d)(2)	Amended and Restated Master Research and Collaboration Agreement, dated August 13, 2015, by and among Celgene, Celgene RIVOT and Juno (incorporated by reference to Exhibit 10.12 to Juno’s Quarterly Report on Form 10-Q filed on August 14, 2015)

(d)(3)	License Agreement, dated April 22, 2016, by and among Celgene, Celgene Switzerland and Juno (incorporated by reference to Exhibit 10.2 to Juno’s Quarterly Report on Form 10-Q filed on August 5, 2016)

(d)(4)	Share Purchase Agreement, dated as of June 29, 2015, between Celgene, Celgene RIVOT and Juno (incorporated by reference to Exhibit 10.1 to Juno’s Current Report on Form 8-K filed on June 29, 2015)

(d)(5)	Voting and Standstill Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.2 to Juno’s Current Report on Form 8-K filed on June 29, 2015)

(d)(6)	Registration Rights Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.3 to Juno’s Current Report on Form 8-K filed on June 29, 2015)

(d)(7)	Assignment and Joinder Agreement, dated December 17, 2015, among Celgene, Celgene RIVOT, Celgene Switzerland and Juno (incorporated by reference to Exhibit 7 to Celgene RIVOT’s Schedule 13D/A with respect to Juno filed on January 21, 2015)

6

(d)(8)	Share Purchase Agreement and Omnibus Amendment, dated as of September 21, 2017, among Celgene, Celgene RIVOT, Celgene Switzerland and Juno (incorporated by reference to Exhibit 10.1 to Juno’s Current Report on Form 8-K filed on September 22, 2017)

(g)	Not applicable

(h)	Not applicable

* Filed with the Schedule TO-T on February 2, 2018.

Item 13. Information Required by Schedule 13E-3.

The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 7. Purposes, Alternatives, Reasons and Effects

“Item 7. Purposes, Alternatives, Reasons and Effects” of the Schedule TO and the information set forth in “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Juno after the Offer and the Merger” of the Offer to Purchase is hereby amended and supplemented by adding the following to the end of the first bullet point of such section:

“following the completion of the Offer and the Merger, we estimate that the annually recurring cost savings as a result of Juno no longer being a publicly traded company subject to the reporting requirements of the federal securities laws will be approximately $2.0 million per year, and we expect such savings to be realized on an annual, recurring basis;”

“Item 7. Purposes, Alternatives, Reasons and Effects” of the Schedule TO and the information set forth in “Special Factors—Section 6. Effects of the Offer” of the Offer to Purchase is hereby amended and supplemented by amending and restating the last paragraph starting on page 26 as follows:

“According to information provided by Juno and Juno’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, Juno’s net book value as of December 31, 2016 was $1,077.7 million and it had a net loss of approximately $245.58 million for the fiscal year ended December 31, 2016. Prior to the completion of the Offer and the Merger, Celgene, through its wholly-owned subsidiary Celgene Switzerland, beneficially owns 9.7% of Juno’s outstanding Shares. Notwithstanding Celgene’s beneficial ownership of such Shares, prior to the completion of the Offer and the Merger, neither Purchaser nor Celgene have an economic interest in Juno’s net book value or net earnings (loss) as Celgene’s equity interest was accounted for as an available-for-sale marketable security. If the Offer is completed, following consummation of the Merger, Celgene’s and Purchaser’s interest in Juno’s net book value and net earnings (loss) will increase to 100%, and Celgene and its subsidiaries (including Purchaser) will be entitled to all benefits resulting from that interest, including all income (loss) generated by Juno’s operations and any future increase in Juno’s value. As of December 31, 2016, a 100% interest in Juno’s net book value would have been $1,077.7 million and a 100% interest in Juno’s net earnings (loss) would have been $(245.58 million). Similarly, Celgene will also bear the risk of losses generated by Juno’s operations and any decrease in the value of Juno after the Merger. Accordingly, former stockholders will not have the opportunity to participate in the earnings and growth of Juno after the Merger and will not have any right to vote on corporate matters. Similarly, former stockholders will not face the risk of losses generated by Juno’s operations or decline in the value of Juno after the Merger.”

7

“Item 7. Purposes, Alternatives, Reasons and Effects” of the Schedule TO and the information set forth in “Special Factors—Section 6. Effects of the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph before the first full paragraph on page 27:

“According to Juno’s Annual Report on Form 10-K for the fiscal year ending December 31, 2016, as of December 31, 2016, Juno had U.S. federal net operating loss carryforwards of approximately $249.4 million. It is expected that additional net operating loss carryforwards will be generated by Juno during the period between January 1, 2017 and the closing of the Merger. Such net operating losses may be available to offset taxable income (if any) generated by Celgene’s U.S. consolidated tax group (which will include Juno) after the closing, and thereby reduce the amount of taxes owed by the group. The timing and amount of the tax savings to Celgene will depend on a number of factors, including the overall amount of Juno’s net operating losses through the closing (which has yet to be calculated), whether Celgene generates U.S. federal taxable income after the closing (and when and in what amount) and the tax rates in effect at the time net operating losses are utilized. In addition, the consummation of the Offer and Merger will constitute an “ownership change” as to Juno within the meaning of Section 382 of the Code, which places an annual limitation on the amount of Juno’s pre-ownership change net operating losses that can be utilized in post-ownership change periods, generally approximately equal to (1) the value of the stock of Juno immediately before the ownership change, multiplied by (2) the “long-term tax-exempt rate” in effect as of the ownership change. The impact of this ownership change, as well as any prior ownership changes, will also affect the amount and timing of benefits to Celgene, though it is expected that no ownership change will impose a material limitation on the use of Juno’s net operating loss carryforwards. Celgene did not consider the potential tax savings attributable to the net operating loss carryforwards to be material in connection with its overall evaluation of the transaction.”

“Item 7. Purposes, Alternatives, Reasons and Effects” of the Schedule TO and the information set forth in “Special Factors—Section 6. Effects of the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph after the final paragraph of such section:

“For U.S. federal income tax purposes, the Juno shareholders that receive cash for their Shares will be treated as having engaged in a taxable disposition of their Shares (with the specific result for each shareholder dependent on the shareholder’s own circumstances), and Juno, Celgene and Purchaser will generally not recognize gain or loss in the transaction. See “The Tender Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger.”

8

Item 8. Fairness of the Transaction

“Item 8. Fairness of the Transaction” of the Schedule TO and the information set forth in “Special Factors—Section 4. Position of Celgene and Purchaser Regarding Fairness of the Offer and the Merger” in the Offer to Purchase is hereby amended and supplemented by amending and restating the second full paragraph of such section as follows:

“The Celgene Parties reasonably believe that the transactions contemplated by the Merger Agreement, including the Offer and the Merger and the Offer Price and the Merger Consideration to be received by unaffiliated security holders of Juno pursuant to the Offer and the Merger, respectively, is fair to such stockholders. The Celgene Parties base their belief on, among other things, the following factors, each of which, in their judgment, supports their views as to the fairness of the transactions contemplated by the Merger Agreement, including the Offer and the Merger:”

Item 9. Reports, Opinions, Appraisals and Negotiations

“Item 9. Reports, Opinions, Appraisals and Negotiations” of the Schedule TO is hereby amended and supplemented by adding the following disclosure:

“A copy of the Opinion of J.P. Morgan Securities LLC dated January 21, 2018 referenced in this Item 9 will be made available for inspection and copying at Celgene’s principal executive offices located at 86 Morris Avenue, Summit, New Jersey 07901, during regular business hours by any stockholder of Juno or representative of any such stockholder who has been so designated in writing.”

The information set forth in “Special Factors—Section 5. Opinion of Financial Advisor to Celgene” in the Offer to Purchase is hereby amended and supplemented by adding the following sentence immediately preceding the last sentence in the third paragraph on page 20:

“The opinion of J.P. Morgan was provided solely for the benefit of the Celgene Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Offer and Merger, and was not intended to be on behalf of, or to confer rights or remedies upon, any shareholder or creditor of Celgene or Juno or any other person other than the Celgene Board, or be used or relied upon for any other purpose.”

Item 13. Financial Statements

“Item 13. Financial Statements” of the Schedule TO is hereby amended to amend and restate the information set forth under “(a) Financial Information” as follows:

“(a) The information set forth in “The Tender Offer—Section 8. Certain Information Concerning Juno” in the Offer to Purchase is incorporated herein by reference. The audited financial statements of Juno as of and for the years ended December 31, 2016 and December 31, 2015 are incorporated herein by reference to the consolidated financial statements of Juno included as Item 8 to the Juno Form 10-K filed with the SEC on March 1, 2017. The unaudited consolidated financial statements of Juno for the nine months ended September 30, 2017 and September 30, 2016 are incorporated herein by reference to Item 1 of Part I of Juno’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the SEC on November 1, 2017.”

9

The information set forth in “The Tender Offer—Section 8. Certain Information Concerning Juno” in the Offer to Purchase is hereby amended and supplemented by adding the words “of Juno” after the fifth word of the first paragraph of the “Summary Consolidated Financial Data” starting on page 67.

The information set forth in “The Tender Offer—Section 8. Certain Information Concerning Juno” in the Offer to Purchase is hereby amended and supplemented by amending and restating the first table of the “Summary Consolidated Financial Data” in its entirety as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015
	(in thousands, except per share data)
Consolidated statements of operations data:
Revenue	$85,411	$58,203	$79,356	$18,215
Operating expenses:
Research and development	324,288	206,887	264,285	205,160
General and administrative	70,689	51,210	70,675	57,155)
Total operating expenses	394,977	258,097	334,960	262,315
Loss from operations (1)	(309,566)	(199,894)	(255,604)	(244,100)
Net loss	(301,070)	(192,802)	(245,580)	(239,376)
Net loss per share, basic and diluted	(2.88)	(1.91)	(2.42)	(2.72)
Net loss per share from continuing operations, basic and diluted (2)	(2.88)	(1.91)	(2.42)	(2.72)
Weighted average common shares outstanding, basic and diluted	104,629	100,961	101,476	88,145

The information set forth in “The Tender Offer—Section 8. Certain Information Concerning Juno” of the Offer to Purchase is hereby amended and supplemented by adding the following footnote below footnote (1) to the table set forth above on page 67:

(2)	Juno had no discontinued operations for the periods presented and, accordingly, the amounts shown for net loss per share are equal to loss per common share from continuing operations for these periods.

The information set forth in “The Tender Offer—Section 8. Certain Information Concerning Juno” of the Offer to Purchase is hereby amended and supplemented by replacing the value of “Working Capital” as of September 30, 2016 in the second table of the “Summary Consolidated Financial Data” with “711,702.”

10

The information set forth in “The Tender Offer—Section 8. Certain Information Concerning Juno” of the Offer to Purchase is hereby amended and supplemented by adding the following table after the second table of the “Summary Consolidated Financial Data” as follows:

	As of September 30,		As of December 31,
	2017	2016	2016	2015
	(in thousands)
Current Assets	$972,457	$844,733	$772,332	$951,839
Non-Current Assets	562,034	581,524	577,132	493,289
Current Liabilities	203,904	133,031	114,892	119,728
Non-Current Liabilities	182,814	176,329	156,871	183,867

The information set forth in The Tender Offer—Section 8. Certain Information Concerning Juno” of the Offer to Purchase is hereby amended and supplemented by amending and restating the “Ratio of Earnings to Fixed Charges” in its entirety as follows:

“Ratio of Earnings to Fixed Charges.    Juno has not publicly disclosed information regarding its ratio of earnings to fixed charges or deficiency of earnings to cover fixed charges. Juno has, however, provided the information to Celgene and Purchaser for the sole purpose of allowing Celgene and Purchaser to comply with disclosure requirements under the U.S. securities laws. Juno’s earnings were insufficient to cover fixed charges for each of the periods in the table below and, accordingly, we have not included a ratio of earnings to fixed charges for these periods. The table below sets forth Juno’s deficiency of earnings to cover fixed charges on a historical basis for the periods indicated (in millions).

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015
Deficiency of earnings to cover fixed charges	(304)	(201)	(255)	(242)

Earnings consist of pre-tax loss from operations, fixed charges and amortization of capitalized interest. Fixed charges consist of the sum of  (i) interest expense, (ii) amortized discounts related to indebtedness and (iii) estimated interest within rental expense. Juno first incurred debt in April 2017. As a result, Juno did not have interest expense or amortized discounts related to indebtedness in the periods indicated above other than the nine months ended September 30, 2017.”

11

Item 16. Exhibits

“Item 16. Exhibits” of the Schedule TO is hereby amended and restated in its entirety as follows:

(c)(1)	Opinion of J.P. Morgan Securities LLC dated January 21, 2018 (included as Schedule D to the Offer to Purchase filed as Exhibit (a)(1)(A))

(c)(2)*	Presentation by J.P. Morgan to the Board of Directors of Celgene, dated January 21, 2018

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C to the Offer to Purchase filed as Exhibit (a)(1)(A))

(a)(5)(H)	Annual Report on Form 10-K of Juno Therapeutics, Inc. for the fiscal year ended December 31, 2016 (filed with the SEC on March 1, 2017 and incorporated herein by reference)

(a)(5)(I)	Quarterly Report on Form 10-Q of Juno Therapeutics, Inc. for the quarterly period ended September 30, 2017 (filed with the SEC on November 1, 2017 and incorporated herein by reference)

* Filed with the Schedule TO-T on February 2, 2018.

12

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

CELGENE CORPORATION

By:	/s/ Mark J. Alles
Mark J. Alles
Chief Executive Officer

BLUE MAGPIE CORPORATION

By:	/s/ Mark J. Alles
Mark J. Alles
Chief Executive Officer

13

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated February 2, 2018

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Summary Newspaper Advertisement as published in the New York Times on February 2, 2018

(a)(5)(A)	Investor Presentation presented on Celgene Investor Conference Call on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)

(a)(5)(B)	Joint Press Release issued by Celgene and Juno on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)

(a)(5)(C)	Transcript of Investor Conference Call with Investors of Celgene held on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)

(a)(5)(D)	Slide Presented at Juno Employee Meeting (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 23, 2018)

(a)(5)(E)	Email from Celgene CEO to Juno Employees (incorporated by reference to Exhibit 99.2 to Celgene’s Schedule TO-C filed on January 23, 2018)

(a)(5)(F)	Excerpt from Celgene’s Fourth Quarter and Full-Year 2017 Earnings Release (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 25, 2018)

(a)(5)(G)*	Press Release issued by Celgene on February 2, 2018

(a)(5)(H)	Annual Report on Form 10-K of Juno Therapeutics, Inc. for the fiscal year ended December 31, 2016 (filed with the SEC on March 1, 2017 and incorporated herein by reference)

14

(a)(5)(I)	Quarterly Report on Form 10-Q of Juno Therapeutics, Inc. for the quarterly period ended September 30, 2017 (filed with the SEC on November 1, 2017 and incorporated herein by reference)

(a)(5)(J)	Underwriting Agreement, dated as of February 8, 2018, among Celgene, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of several Underwriters named therein (incorporated by reference to Exhibit 1.1 to Celgene’s Form 8-K filed on February 9, 2018)

(c)(1)	Opinion of J.P. Morgan Securities LLC dated January 21, 2018 (included as Schedule D to the Offer to Purchase filed as Exhibit (a)(1)(i))

(c)(2)*	Presentation by J.P. Morgan to the Board of Directors of Celgene, dated January 21, 2018

(d)(1)	Agreement and Plan of Merger, dated as of January 21, 2018, by and among Purchaser, Celgene and Juno (incorporated by reference to Exhibit 2.1 to Celgene’s Current Report on Form 8-K filed on January 22, 2018)

(d)(2)	Amended and Restated Master Research and Collaboration Agreement, dated August 13, 2015, by and among Celgene, Celgene RIVOT and Juno (incorporated by reference to Exhibit 10.12 to Juno’s Quarterly Report on Form 10-Q filed on August 14, 2015)

(d)(3)	License Agreement, dated April 22, 2016, by and among Celgene, Celgene Switzerland and Juno (incorporated by reference to Exhibit 10.2 to Juno’s Quarterly Report on Form 10-Q filed on August 5, 2016)

(d)(4)	Share Purchase Agreement, dated as of June 29, 2015, between Celgene, Celgene RIVOT and Juno (incorporated by reference to Exhibit 10.1 to Juno’s Current Report on Form 8-K filed on June 29, 2015)

(d)(5)	Voting and Standstill Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.2 to Juno’s Current Report on Form 8-K filed on June 29, 2015)

(d)(6)	Registration Rights Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.3 to Juno’s Current Report on Form 8-K filed on June 29, 2015)

(d)(7)	Assignment and Joinder Agreement, dated December 17, 2015, among Celgene, Celgene RIVOT, Celgene Switzerland and Juno (incorporated by reference to Exhibit 7 to Celgene RIVOT’s Schedule 13D/A with respect to Juno filed on January 21, 2015)

(d)(8)	Share Purchase Agreement and Omnibus Amendment, dated as of September 21, 2017, among Celgene, Celgene RIVOT, Celgene Switzerland and Juno (incorporated by reference to Exhibit 10.1 to Juno’s Current Report on Form 8-K filed on September 22, 2017)

15

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C to the Offer to Purchase filed as Exhibit (a)(1)(i))

(g)	Not applicable

(h)	Not applicable

* Filed with the Schedule TO-T on February 2, 2018.

16